



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
MARKET REGULATION**



04005217

PROCESSED
FEB 13 2004
THOMSON
FINANCIAL

January 16, 2004

Andre C. Namphy, Esq.
Sullivan & Cromwell
125 Broad Street
New York, New York 10004

| Act Exchange Act of 1934 |
| Section Regulation M |
| Rule 101 |
| Public Availability Immediately |

Re: Republic of Panama
File No.: TP 04-25

Dear Mr. Namphy:

In your letter dated January 16, 2004, as supplemented by conversations with the staff, you request on behalf of Citigroup Global Markets, Inc. (the "Underwriter") and their affiliates an exemption from Rule 101 of Regulation M in connection with an offering by the Republic of Panama ("Panama") of a new issue of U.S. dollar-denominated unsecured global bonds due 2034 (the "2034 Bonds") as well as a further issue of U.S. dollar denominated unsecured global bonds due 2023 (the "2023 Bonds" and, together with the 2034 Bonds, collectively the "Global Bonds"). Specifically, you seek an exemption to permit the Underwriters and their affiliates to act as market makers in the Global Bonds while participating in the distribution of the Global Bonds. We have attached a copy of your letter to avoid reciting the facts that it presents. Unless otherwise noted, each defined term in this letter has the same meaning as defined in your letter.

Response:

On the basis of your representations and the facts presented, but without necessarily concurring in your analysis, the Commission hereby grants an exemption from Rule 101 to permit the Underwriters and their affiliates, in connection with their role as market makers, to bid for, purchase, and solicit the purchase of the Global Bonds during the applicable restricted period for the distribution of the Global Bonds. In particular, this exemption is based on the facts that: Panama is a sovereign government whose financial affairs are widely reported on; Panama's public sector external debt aggregated is approximately U.S. $6.35 billion in principal amount; the market for the Global Bonds is expected to be highly liquid and to have considerable depth of trading; the Underwriters estimate that approximately 16 dealers are expected to regularly place bids and offers for the Global Bonds, of which approximately 11 are expected to be continuous market makers; the Underwriters estimate that daily purchases and sales of

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the Global Bonds by the Underwriters and their affiliates will not account, on average, for more than 25% of the average daily trading volume in the Global Bonds; the Global Bonds are expected to trade primarily on the basis of a spread to the United States Treasury security with a corresponding maturity, in a manner similar to trading in investment grade debt securities; bid and ask prices for the Global Bonds in the OTC market are expected to be widely available, via display on interdealer broker screens on Telerate, Reuters and Bloomberg electronic information services and otherwise; the Global Bonds are expected to be rated BB by Standard & Poor's Corporation and Ba1 by Moody's Investor Services, Inc.; and the Offering will be made pursuant to Panama's effective shelf registration statement filed with the Commission under the Securities Act of 1933. This exemption is subject to the following conditions:

1. The Underwriters shall provide to the Division of Market Regulation (Division), upon request, a daily time-sequenced schedule of all transactions in the Global Bonds made during the period commencing five business days prior to the pricing of the Offering, and ending when the distribution in the United States is completed or abandoned, on a transaction-by-transaction basis, including:

   a. size, broker (if any), time of execution, and price of transaction;
   b. the exchange, quotation system, or other facility through which the transactions occurred; and
   c. whether the transactions were made for a customer account or a proprietary account.

   The records required pursuant to this exemption shall be maintained by the Underwriters for at least two years from the date of the termination of the Offering.

2. The prospectus supplement for the Offering shall disclose that the Underwriters and certain affiliates have been exempted, consistent with this letter, from the provisions of Rule 101.

The foregoing exemption from Rule 101 is based solely on your representations and the facts presented, and it is strictly limited to the application of this rule to the proposed transaction. Such transactions should be discontinued, pending presentation of the facts for our consideration, if any material change occurs with respect to any of those facts or representations.

In addition, persons relying on this exemption are directed to the anti-fraud and anti-manipulation provisions of the federal securities laws, including Sections 9(a) and 10(b) of the Exchange Act, and Rule 10b-5 thereunder. Responsibility for compliance with these and any other provisions of the federal or state securities laws must rest with

the Underwriters and their affiliates. The Division expresses no view with respect to any other questions that the proposed transactions may raise, including, but not limited to, the adequacy of disclosure concerning, and the applicability of other federal and state laws or Exchange Rules to, the proposed transactions.

For the Commission, by the Division of Market Regulation, pursuant to delegated authority,

James A. Brigagliano
Assistant Director

SULLIVAN & CROMWELL LLP

TELEPHONE: 1-212-558-4000
FACSIMILE: 1-212-558-3588
WWW.SULLCROM.COM



125 Broad Street
New York, NY 10004-2498

LOS ANGELES • PALO ALTO • WASHINGTON, D.C.

FRANKFURT • LONDON • PARIS

BEIJING • HONG KONG • TOKYO

MELBOURNE • SYDNEY

CONFIDENTIAL TREATMENT
Securities Exchange Act of 1934
Rule 101 of Regulation M

January 16, 2004

Office of Risk Management and Control,
　　Division of Market Regulation,
　　　　Securities and Exchange Commission,
　　　　　　450 Fifth Street, N.W.,
　　　　　　　　Washington, D.C. 20549.

Attention:　　James A. Brigagliano

　　　　　　Re:　Republic of Panama

Dear Mr. Brigagliano:

　　　　　　We are writing on behalf of Citigroup Global Markets, Inc. (the "Underwriter") and certain of its affiliates[1] to request an exemption from Rule 101 ("Rule 101") of Regulation M under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), with respect to the trading activities of the Underwriter and its affiliates in connection with the sale by the Republic of Panama ("Panama") of a further issue of its 9 3/8% Global Bonds due 2023 (the "2023 Bonds") and of a new issue of U.S. dollar-denominated unsecured global bonds due 2034 (the "2034 Bonds" and, together with the 2023 Bonds, the "Global Bonds"). The further issue of the 2023 Bonds will have the same terms and conditions as, and will be fungible with, Panama's outstanding 2023

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[1] For purposes of this letter, affiliate means any person that directly or indirectly controls, is controlled by, or is under common control with, the Underwriter.

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Bonds. The size of the further issue of the 2023 Bonds is currently expected to be U.S.$250 million in aggregate principal amount and the size of the 2034 Bonds issue is currently expected to be U.S.$250 million aggregate principal amount.

I. FACTS

The Offering of the Global Bonds

The Global Bonds are proposed to be offered by the Underwriter in a firm commitment underwriting (the "Offering"), with closing expected to take place in the final week of January 2004. The Offering will be made pursuant to Panama's effective shelf registration statement on Schedule B to the U.S. Securities Act of 1933, as amended (the "Securities Act"), and the terms and conditions of the Offering will be described more fully in one or more prospectus supplements to be prepared in connection with the Offering. Settlement of the Offering is expected to occur five business days after pricing.

Panama's External Debt

At December 31, 2002, Panama's consolidated net public sector external debt aggregated approximately U.S.$6.35 billion in principal amount.

Market for the 2023 Bonds

The principal market for trading in the 2023 Bonds in the United States and outside the United States is the over-the-counter interdealer market (the "OTC Market"). In addition, the 2023 Bonds are listed on the Luxembourg Stock Exchange (although they do not trade actively on such exchange).

The Underwriter estimates that approximately 16 dealers regularly place bids and offers for the 2023 Bonds, of which approximately 11 are continuous market makers. The Underwriter acts as a market maker in the 2023 Bonds and other debt securities issued by Panama in connection with its general trading activities. The Underwriter estimates that daily purchases and sales of the 2023 Bonds by the Underwriter and its affiliates since the date of issuance of the 2023 Bonds have on average accounted for less than 25% of the average daily trading volume in the 2023 Bonds. Bid and ask prices for the 2023 Bonds in the OTC Market are widely available, via display on interdealer broker screens, display on Telerate, Reuters and Bloomberg electronic information services and otherwise.

Although the 2023 Bonds are not rated investment grade by a nationally recognized statistical rating organization (like other long-term U.S. dollar-denominated indebtedness of Panama, the 2023 Bonds are rated Ba1 by Moody's Investor Services, Inc. and BB by Standard & Poors), the Underwriter has informed us that the 2023 Bonds trade primarily on the basis of a spread to United States Treasury securities with

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corresponding maturities in a manner similar to trading in investment grade debt securities and in contrast to trading in many issues of high yield debt securities. Moreover, the Underwriter has informed us that the 2023 Bonds trade with a bid-ask spread of about ¼ to ½ of a point, which is consistent with bid-ask spreads for investment grade debt securities but tighter than the typical bid-ask spreads for high yield debt securities.

Market for the 2034 Bonds

The principal market for trading in the 2034 Bonds in the United States and outside the United States is expected to be the over-the-counter interdealer market (the "OTC Market"). In addition, the 2034 Bonds are expected to be listed on the Luxembourg Stock Exchange (although they are not expected to trade actively on such exchange).

The Underwriter estimates that approximately 16 dealers are expected to regularly place bids and offers for the 2034 Bonds, of which approximately 11 are expected to be continuous market makers. The Underwriter acts as a market maker in other debt securities issued by Panama (and expects to act as a market maker in the 2034 Bonds) in connection with its general trading activities. The Underwriter estimates that daily purchases and sales of the 2034 Bonds by the Underwriter and its affiliates will not on average account for more than 25% of the average daily trading volume in the 2034 Bonds. Bid and ask prices for the 2034 Bonds in the OTC Market are expected to be widely available, via display on interdealer broker screens, display on Telerate, Reuters and Bloomberg electronic information services and otherwise.

Although the 2034 Bonds are not expected to be rated investment grade by a nationally recognized statistical rating organization (like other long-term U.S. dollar-denominated indebtedness of Panama, the 2034 Bonds are expected to be rated Ba1 by Moody's Investor Services, Inc. and BB by Standard & Poor's), the Underwriter has informed us that the 2034 Bonds are expected to trade primarily on the basis of a spread to United States Treasury securities with corresponding maturities in a manner similar to trading in investment grade debt securities and in contrast to trading in many issues of high yield debt securities. Moreover, the Underwriter has informed us that the 2034 Bonds are expected to generally trade with a bid-ask spread of about ¼ to ½ of a point, which is consistent with bid-ask spreads for investment grade debt securities but tighter than the typical bid-ask spreads for high yield debt securities.

II. REQUESTED RELIEF AND POLICY BASIS

Rule 101 is an anti-manipulation rule that, subject to certain exceptions, prohibits persons involved in a distribution of securities from bidding for or purchasing,

or inducing others to bid for or purchase, such securities until they have completed their participation in the distribution.

Absent exemption therefrom, Rule 101 will force the Underwriter to be absent from the market for, and be unable to make a market in, the Global Bonds for the period beginning five business days prior to the pricing of the Offering and ending upon completion of its participation in the distribution of the Global Bonds. Moreover, absent exemption from Rule 101, the Underwriter will likely be unable to provide additional liquidity during the first few hours and, even, days of trading in the Global Bonds, disrupting an otherwise orderly market with potentially serious consequences.

In order to avoid these serious consequences, and because we believe that the policies and purposes underlying Rule 101 would not have been furthered by applying Rule 101 in this context, we hereby request the Securities and Exchange Commission, acting pursuant to paragraph (d) of Rule 101, to exempt the Underwriter and its affiliates from the prohibitions of Rule 101 with respect to trading activities relating to the Global Bonds during the restricted period specified in Rule 101.

Exemption from the prohibitions of Rule 101 in the context of this transaction is, in our view, warranted for the following reasons:

(a) Purchases by the Underwriter are unlikely to have a significant impact on the price of the Global Bonds due to:

(i) the expected high liquidity and significant depth of the trading market in the Global Bonds, particularly in light of the large aggregate amount of the 2023 Bonds outstanding (U.S.$430 million and expected to be U.S.$680 million) and 2034 Bonds expected to be outstanding (U.S.$250 million),

(ii) the large number of dealers that regularly place bids and offers for, or continuously make markets in, the 2023 Bonds and are expected to regularly place bids and offers for, or continuously make markets in, the 2034 Bonds,

(iii) the fact that the 2023 Bonds trade, and the 2034 Bonds are expected to trade primarily on the basis of spreads to the United States Treasury securities with the most nearly equal maturity date (in a manner similar to trading in investment grade debt securities and in contrast to trading in many issues of high yield debt securities),

(iv) the fact that the 2023 Bonds generally trade, and the 2034 Bonds are expected to generally trade with a narrow bid-ask

spread consistent with that for investment grade debt securities but tighter than that typical for high yield debt securities, all as described in greater detail in the preceding section of this letter.

(b) The 2023 Bonds are actively traded securities, with an average daily trading volume estimated by the Underwriter at approximately U.S.$30 million and a public float of U.S.$430 million and expected to be U.S.$680 million in aggregate principal amount, and the 2034 Bonds are expected to be actively traded securities, with an average daily trading volume estimated by the Underwriter at approximately U.S.$30 million and a public float of U.S.$250 million in aggregate principal amount. These figures are many orders of magnitude larger than the minimum average daily trading volume (U.S.$1 million) and minimum public float value (U.S.$150 million) that would qualify common equity securities for the exemption afforded by Rule 101(c)(1). The release adopting Rule 101 stated, with respect to that exemption, the following:

> "The Commission continues to believe that an exclusion for actively-traded securities is appropriate. The costs of manipulating such securities generally are high. In addition, because actively-traded securities are widely followed by the investment community, aberrations in price are more likely to be discovered and quickly corrected."

If the foregoing is true for a common equity security with an average daily trading volume of only U.S.$1 million and a public float value of only U.S.$150 million, it is far more true with respect to a large issue of fixed income securities such as the Global Bonds.

(c) Although the 2023 Bonds are not, and the 2034 Bonds are not expected to be rated investment grade (but, rather, are expected to be rated Ba1/BB), the Underwriter believes that the Global Bonds will trade in a manner similar to that of investment grade debt securities (see paragraph (a) above). Accordingly, the same considerations that led to the exemption for investment grade debt securities contained in Rule 101(c)(2) would apply to the Global Bonds as well.

(d) Panama is a sovereign whose financial, economic and political affairs are widely reported on, the Offering is expected to be global in nature rather than domestic and the investor base is expected to be highly institutional.

(e) Previously, when Brazil, Argentina, Colombia, Mexico and Panama conducted global bond offerings (including further issues of outstanding global bonds), the Commission granted exemptions from Rule 101 and, in some cases, Rule 102 (or then-existing Rule 10b-6 under the Exchange Act) to allow trading in the securities being distributed under similar circumstances[2]. The policy reasons underlying the exemptions given in those transactions should apply in this case as well.

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Please call me at (212) 558-7927 with any questions you may have concerning this request.

Very truly yours,

Andre C. Namphy

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[2] See, e.g., *Republic of Panama,* SEC No-Action Letters (July 5, 2000; November 18, 1998; and September 30, 1997); *Federative Republic of Brazil,* SEC No-Action letters (January 12, 2004; October 15, 2003; September 9, 2003; July 3, 2003; April 29, 2003; March 22, 2000 and January 21, 2000); and *The Republic of Colombia,* SEC No-Action Letter (December 2, 2002).